UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2019

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 001-35897

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Voya 401(k) Plan for VRIAC Agents

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Voya Financial, Inc.
230 Park Avenue
New York, New York 10169

Voya 401(k) Plan For VRIAC Agents
Audited Financial Statements and Supplemental Schedule

Contents

			Page
I.	The following financial statements and supplemental schedule for the Voya 401(k) Plan for VRIAC Agents are being filed herewith:

	Audited Financial Statements as of December 31, 2019 and 2018, and for the years then ended and Supplemental Schedule as of December 31, 2019:

	Report of Independent Registered Public Accounting Firm		2

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018		3
	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2019 and 2018		4
	Notes to Financial Statements		5

	Supplemental Schedule:

	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		16

	Signature Page:		17

II.	The following exhibits are being filed herewith:
	Exhibit No.	Description
	1	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Voya 401(k) Plan for VRIAC Agents
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Voya 401(k) Plan for VRIAC Agents (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2001.
Boston, Massachusetts
June 26, 2020

Voya 401(k) Plan for VRIAC Agents
Statements of Net Assets Available for Benefits
As of December 31, 2019 and 2018

	2019	2018
Assets:
Receivables:
Notes receivable from participants	$1,284,499	$1,325,590
Total receivables	1,284,499	1,325,590

Investments:
Investments in Master Trust at fair value	97,416,138	77,084,826
Total investments at fair value	97,416,138	77,084,826

Guaranteed investment contract in Master Trust	39,103,152	36,396,313
Fully-benefit responsive investment contracts at contract value	39,103,152	36,396,313
Net assets available for benefits	$137,803,789	$114,806,729

The accompanying notes are an integral part of these financial statements.
3

Voya 401(k) Plan for VRIAC Agents
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2019 and 2018

	2019	2018
Additions:
Interest and dividends from the Master Trust	$1,856,866	$3,513,093
Interest income on notes receivable from participants	67,816	64,377
Contributions - participants	4,652,560	4,627,172
Contributions - employer	1,241,647	1,255,895
Rollover contributions	232,494	750,029
Other	628	620
Total additions	8,052,011	10,211,186
Change in fair value of investments	19,777,015	(10,267,384)
Additions, including change in fair value of investments	27,829,026	(56,198)

Deductions:
Benefits paid directly to participants	4,831,323	6,128,452
Administrative expenses	643	651
Total deductions	4,831,966	6,129,103
Net increase (decrease)	22,997,060	(6,185,301)
Net assets available for benefits:
Beginning of year	114,806,729	120,992,030
End of year	$137,803,789	$114,806,729

The accompanying notes are an integral part of these financial statements.
4

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2019

1. Description of Plan

General

The following is a general description of the Voya 401(k) Plan for VRIAC Agents (the “Plan”). Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein. Any conflicts between the terms of the Plan document and this description shall be resolved by referring to the Plan document.

The Plan is a voluntary defined contribution plan available to all full-time insurance salespersons who, as defined in the Plan document, have entered into a Career Agent Agreement with Voya Retirement Insurance and Annuity Company (“VRIAC”). The Plan is intended to meet the requirements of Section 401(a) of the Internal Revenue Code (“IRC”). The Plan contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

VRIAC is the Plan sponsor (“Plan Sponsor”, or the “Company”). The Company is a wholly owned subsidiary of Voya Financial, Inc. (“Voya”). Voya is traded on the New York Stock Exchange under the symbol “VOYA.” The Voya Financial Plan Administrative Committee is the Plan administrator (“Plan Administrator”). Effective February 15, 2018, the Plan Sponsor terminated its trust agreement with Voya Institutional Trust Company, a wholly owned subsidiary of Voya (“Trustee”). Also, effective February 15, 2018, the Plan Sponsor and an affiliate of the Plan Sponsor entered into a master trust agreement with the Trustee to facilitate the holding and investment of assets of the Plan and the 401(k) plan sponsored by the affiliate in one master trust that separately accounts for the respective interests of each plan ("Master Trust").

The Plan offers a self-directed brokerage account option (“SDBA”). The SDBA is designed for investors who want to actively manage a greater choice of investments and are willing to pay additional fees and accept full responsibility for researching, selecting, monitoring and managing their investments.

Concentrations of Risk

As of December 31, 2019 and 2018, the Plan’s assets were significantly concentrated in Voya affiliated investments such as Voya mutual funds, Voya collective investment trusts, and Voya shares, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All full-time insurance salespersons meeting the qualifying requirements, as specified in the Plan documents, are automatically enrolled in the Plan. Generally, Plan participation is limited to Career Agents, as defined in the Plan documents.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and VRIAC’s contribution. VRIAC contributions are based on participant deferrals. Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable. Participant accounts may be reduced by any administrative fees or expenses charged against the account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future VRIAC contributions and to restore participant accounts previously forfeited, as specified in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Participants vest in VRIAC matching contributions over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Participants are immediately fully vested when any of the following occur: (1) reaching age 65 while actively employed, (2) dying while actively employed (3) obtaining eligibility for benefits under VRIAC’s managed long term disability plan while actively employed, or (4) termination or partial termination of the Plan to the extent such termination applies to a participant.

A participant who is actively employed by the Company on the effective date of a sale of a direct or indirect controlling interest in the Company shall be 100% vested in and shall be entitled to a benefit equal to the value of the participant's account.

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2019

1. Description of Plan (continued)

Participant Contributions

Participants may contribute up to 50% of their pre-tax eligible earnings for the Plan year. Participants may also contribute eligible amounts representing distributions from other qualified plans in a tax-free rollover (“rollover”) and participants who have attained age 50 in a plan year may elect to make catch-up contributions for such plan year in addition to their participant contribution. Participant contributions, other than rollovers, are subject to limitations imposed by the IRC and the Plan.

The Plan offers a Roth feature. The Roth feature allows participants to make after-tax contributions to a Roth Account. These after-tax contributions are subject to the IRC pre- tax employee contribution limits. The Roth contributions plus earnings grow tax free and qualified Roth distributions are not subject to federal income taxes.

Employer Contributions

VRIAC matches participants’ pre-tax and Roth contributions at 50% of each participant’s contributions up to the first 6% of total eligible earnings. VRIAC does not contribute matching contributions on catch-up contributions. The IRC limits can affect certain highly paid participants’ eligibility to receive matching contributions. VRIAC matching contributions are made in cash, and are allocated in accordance with each participant’s investment elections.

Forfeitures

The non-vested portion of a participant's account is forfeited when certain terminations described in the Plan document occur. Forfeitures remain in the Plan and are used to reduce the Company's contributions to the Plan. The amount of the forfeited nonvested participant accounts as of December 31, 2019 and 2018 is $31,316 and $53,236, respectively.

As permitted by the Plan document, the amount of forfeitures allocated in lieu of employer contributions for the years ended December 31, 2019 and 2018 was $45,839 and $44,926, respectively.

Dividends

Dividends paid are automatically reinvested.

Participant Loans

Subject to the provisions of the Plan, a participant may borrow against his/her account balances provided that the amount requested is at least$1,000 but not more than the lesser of 50% of the vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, the current prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through commission check deductions.

Benefits Paid

Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either a lump-sum distribution or periodic payments of participant’s account balance. A participant may elect to receive benefits in cash, ING Groep, N.V. ("Groep") ADRs (defined as American Depository Shares) or Voya shares to the extent the participant's account is invested in the ING Group Company Stock Fund or the Voya Company Stock Fund. Additionally, upon termination of their contract, a participant may elect to receive a lump sum distribution of their vested account balance. In-service withdrawals are permitted for active participants who have attained age 59½ of their vested account balance. Benefit payments are recorded when paid from the Plan.

As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

Administrative Expenses

To the extent the Company is required by law or elects to pay such expenses, the Plan Sponsor shall be responsible for paying such Plan expenses. All expenses of the Plan shall, to the extent permitted by law, be paid by the Plan Trust Fund, unless the Company elects to pay such expenses.

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2019

1. Description of Plan (continued)

The Plan maintains a Plan Expense Reimbursement Account ("PERA") with respect to certain revenue received from mutual fund companies for services rendered on behalf of the Plan. Any revenue deposited into the PERA is used to offset allowable expenses incurred during the calendar year.

The amount of the PERA account as of December 31, 2019 and 2018 was $78 and $94, respectively.

Plan Termination

Although it has not expressed any intent to do so, VRIAC has retained the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become 100% vested in their Plan accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep ADRs, Voya shares, guaranteed investment contracts (“GICs”), common collective trusts, separate accounts, SDBA and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year. Investments in Groep ADRs and Voya shares are based on the daily Net Asset Value (“NAV”) per unit of the stock funds which is determined using quoted market prices of the underlying investments. Units of the common collective trusts and separate accounts are valued at the NAV redemption value as determined by the trustee.

Generally contract value is equal to participant deposits minus participant withdrawals plus credited interest. Interest credited is net of expenses. Contract value may be subject to adjustments in connection with contract holder directed withdrawals that are subject to a market value adjustment or under limited circumstances for certain in-service participant withdrawals. The fair value of the Voya Fixed Account and Stable Value Option, which consist of an underlying GIC, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2019

2. Summary of Significant Accounting Policies (continued)

Adoption of New Pronouncements

Financial Instruments - Recognition and Measurement

In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-01, “Financial Instruments-Overall (ASC Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which requires:

•	Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.

•	Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.

•	The use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.

•
Separate presentation in other comprehensive income of the portion of the total change in fair value of a liability resulting from a change in own credit risk if the liability is measured at fair value under the fair value option.

•	Separate presentation on the balance sheet or financial statement notes of financial assets and financial liabilities by measurement category and form of financial asset.

The provisions of ASU 2016-01 were adopted by the Plan on January 1, 2018. The Plan determined, however, that there was no impact on the Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

Master Trust Reporting

In February 2017, the FASB issued ASU 2017-06, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting" ("ASU 2017-06"), which changes the reporting requirements for an employee benefit plan that holds an interest in a master trust, as follows:

•
Requires presentation of the plan’s interest in the master trust and the change in value of that interest in separate line items in the statements of net assets available for benefits and the statements of changes in net assets available for benefits, respectively, and

•
Introduces disclosure of the master trust’s investments by general type and the dollar amount of the plan’s interest in each type of investment, as well as disclosure of other assets and liabilities on a gross basis and the dollar amount of the plan's interest in each balance.

The provisions of ASU 2017-06 were adopted by the Plan on January 1, 2019 on a retrospective basis. The Plan revised the Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits to report its interest in a master trust and the change in the value of that interest, respectively, as separate line items. In addition, the master trust’s investments are disclosed in the Master Trust for the Plan Note to these Financial Statements.

Stable Value Common Collective Trust Fund
In July 2018, the FASB issued ASU 2018-09, Codification Improvements, (“ASU 2018-09”), which includes amendments to Subtopic 962-325, Plan Accounting-Defined Contribution Pension Plans-Investments-Other. The amendment removes the stable value common collective trust fund from the illustrative example to avoid the interpretation that such an investment would never have a readily determinable fair value and, therefore, would always use the net asset value per share practical expedient. Rather, a plan should evaluate whether a readily determinable fair value exists to determine whether those investments may qualify for the practical expedient to measure at net asset value in accordance with ASC 820.

The amendment to Subtopic 962-325 was adopted on January 1, 2019 using a modified retrospective approach. The Plan has included certain investments in the fair value hierarchy disclosure that were previously excluded from such disclosure because those investments previously used the net asset value per share practical expedient.

3. Master Trust for the Plan

Net assets and total investment income of the Master Trust are allocated to the Plan based on participant balances. The Plan's interest in the net assets of the Master Trust was approximately 7% at December 31, 2019 and 2018. This was determined by comparing the Plan's investment in the Master Trust to total net assets in the Master Trust.

The following table summarizes the net assets of the plan and Master Trust as of December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
	Plan's Portion of Master Trust Assets	Master Trust Assets	Plan's Portion of Master Trust Assets	Master Trust Assets
Common/collective trust funds	68,004,973	$1,269,550,990	$35,801,323	$758,329,072
Mutual funds	12,902,518	171,120,927	28,301,184	409,632,565
Common stock funds	6,390,085	73,057,637	5,200,531	61,302,307
Self-directed brokerage account	7,912,269	33,660,936	5,954,696	26,865,993
Separate Account funds	2,206,215	19,792,804	1,826,998	15,674,841
Cash and cash equivalents	78	1,354	94	154
Investments at fair value	97,416,138	1,567,184,648	77,084,826	1,271,804,932
Fully benefit-responsive investment contract at contract value	39,103,152	477,504,645	36,396,313	463,741,692
Master Trust net assets	$136,519,290	$2,044,689,293	$113,481,139	$1,735,546,624

The net investment income (loss) of the Master Trust for the years ended December 31, 2019 and 2018 was as follows:

	December 31, 2019	December 31, 2018
Investment income:
Net appreciation (depreciation) in fair value of investments	319,864,813	(143,027,679)
Interest and dividends	20,392,734	44,209,762
Net investment income (loss)	$340,257,547	$(98,817,917)

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2019

4. Income Tax Status

The Plan received a determination letter from the IRS dated August 28, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator will take the necessary steps, if any, to maintain the Plan’s operations in compliance with the IRC.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Notwithstanding the foregoing, the IRS may nonetheless audit the Plan to ensure it has been operated in accordance with the Plan document and applicable laws.

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2019

5. Investment in Insurance Contract

As of December 31, 2019, the Plan maintained two GIC related investment options, the Voya Fixed Account issued by VRIAC (a party-in-interest) and the Stable Value Option. The contract underlying these investment options are considered to be fully benefit responsive in accordance with ASC Topic 962, “Plan Accounting - Defined Contribution Pension Plans.” As of December 31, 2019 and 2018, the contract value of the investment in insurance contracts was $39,103,152 and $36,396,313, respectively.

The crediting interest rates to participants for the Voya Fixed Accounts of December 31, 2019 and 2018 was 3.00%. The guaranteed minimum crediting interest rates for the contract for the years ended December 31, 2019 and 2018 was 3.00%. VRIAC makes this guarantee, and although VRIAC may credit a higher interest rate, the credited rate will not fall below the lifetime guaranteed minimum of 3.00%.

VRIAC’s determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contract holder.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value with participants is probable.

VRIAC has the option to payout 100% of the current value of the contract after completion of five contract years.

The underlying investment of the Stable Value Option consists of the Separate Account GIC contract ST-14698 (the "Contract") issued by VRIAC (a party-in-interest). The earnings of the Contract is based on an interest rate applied to each participant’s outstanding balance. The interest rates are analyzed and may be reset by the GIC issuer semi-annually for the Contract.

Premature termination in whole or in part of the Contract is at the discretion of the Plan Sponsor and generally involves a payment adjusted to its fair value. The Contract permits a book value corridor through which a threshold percentage of the contract balance is available at book value in the event of certain employer actions such as spinoffs, divestitures, corporate relocations, layoffs, retirement incentive programs, the creation of a competing investment option, or partial or total plan terminations. Clone contracts are generally available subject to underwriting considerations to be issued to a takeover entity. In addition, the contracts generally provide for book value to be preserved if the withdrawal of funds from the contract is made over a protracted period described in the contract (“book value settlement”).

The interest credited to participants in the Contract for year ended December 31, 2019 and 2018 was 2.57% and 2.33% respectively . The Contract has no minimum crediting interest rate, no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts. Fund performance, net cash flows of the Plan investments, and duration of assets are factors that could influence the average interest credited rate.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value with participants is probable.

The GIC issuer may discontinue the contract with the Plan under the following circumstances:

•	The Plan fails to meet any of its obligations under this contract or under any related agreement;

•	All amounts under this contract are withdrawn;

•	The Plan is no longer a qualified plan under the IRC;

•	The Plan is terminated;

•	The Plan no longer has any obligations under the Plan;

•	Any action is taken by the Plan Sponsor, or any other official, which:

a.	Creates a Competing Investment Option;

b.	Significantly liberalizes, as determined by the issuer, the Plan withdrawal or transfer rights of Members;

c.	Materially affects the issuer rights and obligations under this contract;

•	The Plan, without the issuer written agreement, attempts to assign the Plan’s interest in this contract;

•	The Plan rejects an amendment to this contract proposed by the issuer under the Amendments section;

•	The issuer elects to discontinue accepting deposits for all contracts of this class;

•	Employees of an Employer are no longer eligible to participate in the Plan (any such discontinuance affects only those ineligible employees);

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2019

•
A change in applicable laws and regulations (including tax laws and regulations) which materially affects the taxation of this contract or Separate Account, or otherwise materially affects the issuer obligations hereunder.

6. Financial Instruments

Fair Value Measurements

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Certain investments are measured at the fair value using the NAV per share as a practical expedient and have not been classified in the fair value hierarchy.

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2019

6. Financial Instruments (continued)

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

•
Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Plan defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 - Quoted prices in markets that are not active or values based on inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•
Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

The following table presents the Master Trust's hierarchy for its assets measured at fair value as of the dates indicated:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$171,120,927	$—	$—	$171,120,927
Common/collective trust funds	$1,269,550,992	—	—	$1,269,550,992
Common stock funds	$73,057,637			$73,057,637
Self-directed brokerage account	33,660,936	—	—	33,660,936
Cash and cash equivalents	1,354	—	—	1,354
Total	$1,547,391,846	$—	$—	$1,547,391,846
Separate Account funds measured at NAV				19,792,804
Total assets at fair value				$1,567,184,650

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds	$409,632,565	$—	$—	$409,632,565
Common/collective trust funds	758,329,072	—	—	758,329,072
Common stock funds	$61,302,307			$61,302,307
Self-directed brokerage account	26,865,993	—	—	26,865,993
Cash and cash equivalents	154	—	—	154
Total	$1,256,130,091	$—	$—	$1,256,130,091
Separate Account funds measured at NAV				15,674,841
Total assets at fair value				$1,271,804,932

Voya 401(k) Plan for VRIAC Agents
Notes to Financial Statements
December 31, 2019

6. Financial Instruments (continued)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets are measured at estimated fair value on the Plan’s Statement of Net Assets Available for Benefits. The Plan defines fair value as the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant’s perspective. The Plan considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii)
the cost approach. The Plan determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Plan reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Plan, including in-depth validation procedures confirming the observability of inputs.

The following valuation methods and assumptions were used by the Plan in estimating the reported values for the investments described below:

Mutual funds: Mutual funds are reported at quoted market prices, which represent NAV of shares, and included in Level 1. This financial instrument includes U.S. equities, International equities, and Short-term investment funds.

Common/collective trust funds: Common/collective trusts are reported at NAV or alternative fair value methods by the Trustee when NAV is not available. This category includes common/collective trust funds that are designed to provide growth in capital by replicating benchmark indices and includes primarily equity investments. The life cycle funds that are within this category are invested in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. There are currently no redemption restrictions on these investments

Common stock funds: Investments in Groep ADRs and Voya shares are based on the daily Net Asset Value (“NAV”) per unit of the stock funds which is determined using quoted market prices of the underlying investments. There are currently no redemption restrictions on this investment; however there may be times that the Voya shares are subject to blackout periods. Participants will generally receive advance notice of a blackout period and its anticipated end date.

Separate account funds: Separate account funds are reported at NAV or alternative fair value methods by the Trustee when NAV is not available.

Self-directed brokerage account: The securities held within the SDBA are standard assets such as mutual funds, equities, cash and cash equivalent and fixed income assets. These holdings are reported at quoted market price. These assets are included in Level 1.

Cash and cash equivalents: The carrying amounts for cash reflect the assets’ fair value. The fair values for cash equivalent are determined based on quoted market prices. These assets are included in Level 1.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2019 and 2018. The Plan’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

7. Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds, Voya shares, Voya collective investment trusts and a GIC that are managed by affiliated companies of the Plan Sponsor. These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan. As of December 31, 2019 and 2018, funds of $59,361,906 and $51,347,452, respectively, were held in such investments and are considered party-in-interest transactions.

8. Subsequent Events

The Plan has evaluated subsequent events for recognition and disclosure through the date of issuance of the financial statements.

Subsequent to December 31, 2019, the spread of the COVID-19 virus caused significant financial market volatility, economic uncertainty and interruptions to normal business activities. As of the date of issuance of these financial statements, the full financial impact to the Plan is unknown, but could be material, since the outbreak is still evolving and thus there is significant uncertainty as to the ultimate impacts on the Plan.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which included several relief provisions available to tax qualified retirement plans and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document. The Plan has adopted certain measures included in the CARES Act which allow qualified participants to receive coronavirus-related distributions without penalty, increase the maximum loan limit for qualified participants to the lesser of 100% of the participant’s vested account balance or $100,000, delay repayments of any new or outstanding loans for up to one year and suspend required minimum distributions for 2020. The impact of this change, if any, is not known as of the date of issuance of these financial statements.

Supplemental Schedule

Voya 401(k) Plan For VRIAC Agents
EIN-71-0294708 Plan-005
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
As of December 31, 2019

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
	Note Receivable	*	1,284,499
Note: Column (d) cost information is not required as the Plan's investments are totally participant directed.

* Each loan will bear an interest rate as prescribed by the Plan's applicable provisions when the loan is issued, currently the prime interest rate plus 1%. The current interest rates on participant loans range from 4.25% to 6.50% as of December 31, 2019. Loan repayment periods are for a maximum of five years. As of December 31, 2019, current maturity dates on Participant Loans range from March 2019 to August 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Voya 401(k) Plan for VRIAC Agents

By: Voya Financial Plan Administrative Committee

June 26, 2020	By:	/s/ Howard Greene
Dated	Name:	Howard Greene
	Title:	Chairperson, Voya Financial Plan Administrative Committee